CONSENT OF TYLER CLUFF

The undersigned hereby consents to (i) the references to, and the information derived from, the technical report entitled "Feasibility Study National Instrument 43-101 Technical Report for the Thacker Pass Project, Humboldt County, Nevada, USA" with an effective date of November 2, 2022, and to (ii) the references to the undersigned's name in the management information circular included in the Report of Foreign Private Issuer on Form 6-K being filed by Lithium Americas Corp. with the United States Securities and Exchange Commission, and any amendments thereto and incorporated by reference in the Company's Registration Statement on Form F-10 (File No. 333-269649) filed with the United States Securities and Exchange Commission on February 9, 2023 and any amendments thereto.

/s/ Tyler Cluff
Name: Tyler Cluff, RM-SME
Date: June 23, 2023